Exhibit 4.1

Number 529592
Certificate of Incorporation on re-registration as a public limited company
I hereby certify that
PERRIGO COMPANY PUBLIC LIMITED COMPANY
has this day been re-registered under the
Companies Acts 1963 to 2012 and
that the company is a public limited company.
Given under my hand at Dublin, this
Wednesday, the 27th day of November, 2013
for Registrar of Companies